UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                          FORM 11-K


X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                    EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 1997

                             OR

    __ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES
                    EXCHANGE ACT OF 1934

          For the transition period from N/A to N/A


               COMMISSION FILE NUMBER  1-12149


 CONSOLIDATED FREIGHTWAYS CORPORATION STOCK AND SAVINGS PLAN

            Consolidated Freightways Corporation
            Incorporated in the State of Delaware
       I.R.S. Employer Identification No.  77-0425334
          175 Linfield Drive, Menlo Park, CA  94025
               Telephone Number (650) 326-1700



                          SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons administering the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

 Consolidated Freightways Corporation Stock and Savings Plan

June 26, 1998                    /s/Stephen D. Richards
                                 Stephen D. Richards
                                 Senior Vice President and
                                 General Counsel







                    CONSOLIDATED FREIGHTWAYS CORPORATION
                    STOCK AND SAVINGS PLAN

                    FINANCIAL STATEMENTS AND SCHEDULES
                    AS OF DECEMBER 31, 1997 AND 1996
                    TOGETHER WITH AUDITORS' REPORT





               REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Compensation Committee of the
Consolidated Freightways Corporation Board of Directors:

We have audited the accompanying statements of net assets available for benefits of the Consolidated Freightways Corporation Stock and Savings Plan (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits, with fund information, for the year ended December 31, 1997 and for the period from inception through December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996 and the changes in net assets available for benefits, with fund information, for the year ended December 31, 1997 and for the period from inception through December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for Plan benefits and changes in net assets available for Plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/Arthur Andersen LLP
Portland, Oregon,
  June 5, 1998









                 CONSOLIDATED FREIGHTWAYS CORPORATION

                        STOCK AND SAVINGS PLAN


                   AS OF DECEMBER 31, 1997 AND 1996




          INDEX TO REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS,

                  FINANCIAL STATEMENTS AND SCHEDULES




REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS:

  Statement of Net Assets Available for Plan Benefits with Fund
    Information as of December 31, 1997                                        1

  Statement of Net Assets Available for Plan Benefits with Fund
    Information as of December 31, 1996                                        2

  Statement of Changes in Net Assets Available for Plan Benefits with
    Fund Information for the Year Ended December 31, 1997                      3

  Statement of Changes in Net Assets Available for Plan Benefits with
    Fund Information for the Period From Inception Through December 31,
    1996                                                                       4


NOTES TO FINANCIAL STATEMENTS AND SCHEDULES                                    5


SUPPLEMENTAL SCHEDULES:

  Schedule I:Item 27(a) - Schedule of Assets Held for Investment
    Purposes as of December 31, 1997                                           9

  Schedule II:Item 27(d) - Schedule of Reportable Transactions for the
    Year Ended December 31, 1997                                              10








                      CONSOLIDATED FREIGHTWAYS CORPORATION

                             STOCK AND SAVINGS PLAN


    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1997



                                                                            Participant Directed




                                                                                  .
                    Equity   International    Growth      New       Bond        U.S. Treasury   Science and
                     Index      Stock          Stock     Income     Index        Money Market    Technology
                     Trust      Fund           Fund       Fund       Trust         Trust            Fund

ASSETS:
  Investments,
at fair value-
   T. Rowe Price:
     Shares in
     registered
     investment
     companies   $        -   $6,289,478   $38,607,096 $8,314,130  $      -       $        -     $23,514,992


    Common trust
     funds        4,630,072            -             -          -   663,123        15,543,814              -

    Corporate             -            -             -          -         -                 -              -
     equities

Participant loans         -            -             -          -         -                 -              -

Total
  investments     4,630,072    6,289,478    38,607,096  8,314,130   663,123        15,543,814    23,514,992


  Contributions
    receivable-

    Participants     13,997       17,282        56,831     13,651     1,979            26,292         49,022
    Employer              -            -             -          -         -                 -              -

  Total
   contributions
   receivable        13,997       17,282        56,831     13,651     1,979            26,292         49,022


Net assets
available
for Plan
benefits         $4,644,069   $6,306,760   $38,663,927 $8,327,781  $665,102       $15,570,106    $23,564,014


         The accompanying notes are an integral part of this statement.





                      CONSOLIDATED FREIGHTWAYS CORPORATION

                             STOCK AND SAVINGS PLAN


    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1997



                                  Participant Directed


                                                        Retirement
                             Retirement   Retirement    Strategy   Unrestriced
                    Equity     Strategy     Strategy      Trust -    CNF Common
                    Income     Trust -      Trust -    Conservative   Stock
                     Fund     Balanced   Income Plus       Growth       Fund


ASSETS:
  Investments,
at fair value-
   T. Rowe Price:
     Shares in
     registered
     investment
     companies    $38,160,985  $     -    $       -    $       -   $        -


    Common trust
     funds               -   2,713,969      402,806    1,339,649            -

    Corporate
     equities            -           -           -             -   33,665,352

Participant loans        -           -           -             -            -

Total
  investments   38,160,985   2,713,969     402,806     1,339,649   33,665,352


  Contributions
    receivable-

Participants        54,255       6,778       1,561        4,715            -
    Employer             -           -           -            -            -

  Total
   contributions
   receivable       54,255       6,778       1,561        4,715            -


Net assets
available
for Plan
benefits       $38,215,240  $2,720,747    $404,367   $1,344,364   $33,665,352

                      CONSOLIDATED FREIGHTWAYS CORPORATION

                             STOCK AND SAVINGS PLAN


    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1997



                      Participant Directed
                                              Non Participant

                   Unrestricted                  Directed
                     CFC Common                  Restricted
                       Stock       Participant   CFC Common
                        Fund         Loans       Stock Fund     Total


ASSETS:
  Investments,
at fair value-
   T. Rowe Price:
     Shares in
     registered
     investment
     companies            -   $         - $           -     $114,886,681


    Common trust
     funds                -             -             -       25,293,433

    Corporate
     equities     9,047,145             -     5,462,720       48,175,217

Participant loans         -     9,798,112             -        9,798,112

Total
  investments     9,047,145     9,798,112     5,462,720      198,153,443


  Contributions
    receivable-

    Participants     17,159             -             -          263,522
    Employer              -             -        616,680         616,680

  Total
   contributions
   receivable        17,159             -        616,680         880,202


Net assets
available
for Plan
benefits         $9,064,304    $9,798,112     $6,079,400    $199,033,645


         The accompanying notes are an integral part of this statement.






                      CONSOLIDATED FREIGHTWAYS CORPORATION

                             STOCK AND SAVINGS PLAN


    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1996


                                                                            Participant Directed




                    Equity   International    Growth      New        Bond        U.S. Treasury   Science and    Equity
                     Index      Stock          Stock     Income      Index        Money Market    Technology     Income
                     Trust      Fund           Fund       Fund       Trust         Trust            Fund         Fund


ASSETS:
  Investments,
   at fair  value-
    T. Rowe Price:
    Shares in
    registered
    investment
    companies     $     -     $6,864,226   $30,593,814  $8,445,842  $      -         $        -     $22,632,569  $28,208,089

    Common
     trust funds   1,627,421           -             -           -   255,912          16,853,412              -            -

    Corporate            -             -             -           -         -                   -              -            -
     equities

    Participant
    loans                -             -             -           -         -                   -              -            -


  Total
   investments     1,627,421   6,864,226    30,593,814   8,445,842   255,912          16,853,412     22,632,569  28,208,089


  Contributions
    receivable

      Participants     9,068      23,765        64,942      17,544     1,303              32,463         63,386      55,121
      Employer             -           -             -           -         -                   -              -           -


  Total
   contributions
   receivable          9,068      23,765        64,942      17,544     1,303              32,463         63,386      55,121

  Due from other
    plan                   -           -             -           -         -                   -              -           -

 Net assets
  available
  for Plan
  benefits        $1,636,489  $6,887,991   $30,658,756  $8,463,386  $257,215         $16,885,875    $22,695,955  $28,263,210



                           The accompanying notes are an integral part of this statement.



                      CONSOLIDATED FREIGHTWAYS CORPORATION

                             STOCK AND SAVINGS PLAN


    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1996


                                              Participant Directed


                                                      Retirement
                           Retirement   Retirement    Strategy    Unrestriced
                             Strategy     Strategy      Trust -     CNF Common
                             Trust -      Trust -    Conservative    Stock
                            Balanced   Income Plus       Growth        Fund



ASSETS:
  Investments,
   at fair  value-
    T. Rowe Price:
    Shares in
    registered
    investment
    companies       $        -      $       -     $       -       $       -

    Common
     trust funds     2,073,629         98,151       915,922               -

    Corporate
     equities                -              -             -      23,871,581

    Participant
    loans                    -              -             -               -


  Total
   investments       2,073,629         98,151       915,922      23,871,581


  Contributions
    receivable

      Participants       6,326          2,534         4,944               -
      Employer               -              -             -               -


  Total
   contributions
   receivable            6,326          2,534         4,944               -

Due from other
    plan                     -              -             -       1,514,771

 Net assets
  available
  for Plan
  benefits          $2,079,955       $100,685      $920,866     $25,386,352



      The accompanying notes are an integral part of this statement.


                      CONSOLIDATED FREIGHTWAYS CORPORATION

                             STOCK AND SAVINGS PLAN


    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1996


                                              Participant Directed



                                                       Non Participant
                            Unrestricted                  Directed
                             CFC Common                  Restricted
                                Stock       Participant  CFC Common
                                 Fund         Loans      Stock Fund     Total



ASSETS:
  Investments,
   at fair  value-
    T. Rowe Price:
    Shares in
    registered
    investment
    companies              $     -     $     -       $     -     $96,744,540

    Common
     trust funds                 -           -             -      21,824,447

    Corporate
     equities              818,925           -     2,303,362      26,993,868

    Participant
    loans                        -   8,735,025             -       8,735,025


  Total
   investments             818,925   8,735,025    2,303,362      154,297,880


  Contributions
    receivable

      Participants           6,883           -            -          288,279
      Employer                   -           -      510,740          510,740


  Total
   contributions
   receivable                6,883           -      510,740          799,019

Due from other
    plan                   266,138           -            -        1,780,909

 Net assets
  available
  for Plan
  benefits              $1,091,946  $8,735,025   $2,814,102     $156,877,808




             The accompanying notes are an integral part of this statement.




                      CONSOLIDATED FREIGHTWAYS CORPORATION

                             STOCK AND SAVINGS PLAN


    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
                                   INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                             Participant Directed




                                                                                  .
                    Equity   International    Growth      New       Bond        U.S. Treasury   Science and    Equity
                     Index      Stock          Stock     Income     Index        Money Market    Technology     Income
                     Trust      Fund           Fund       Fund       Trust         Trust            Fund         Fund

ADDITIONS:
  Participant
   contributions  $  394,678  $  842,183    $ 2,396,634  $  618,869   $ 53,450  $ 1,165,223 $  2,207,038     $ 2,165,827
  Employer
   contributions           -           -              -           -          -            -            -               -
  Transfers in
   (out) from
   (to) other
   plans                7,986     27,693          1,956     (14,818)    15,620      (46,723)     191,585         (40,150)
Dividend and
   interest
   income                   -          -              -           -          -      862,832            -               -
  Net
  appreciation
  in fair
  value of
  investments         827,865    177,320      8,142,093     743,879     36,298            -      398,334       8,430,913
     Total
      additions     1,230,529  1,047,196     10,540,683   1,347,930    105,368    1,981,332    2,796,957      10,556,590

DEDUCTIONS:
Distributions
to participants       262,712    545,732      2,156,562     525,684     10,271    1,754,418    1,412,967       1,776,231

Total deductions      262,712    545,732      2,156,562     525,684     10,271    1,754,418    1,412,967       1,776,231
Net increase
(decrease)
prior to
interfund
transfers, net        967,817    501,464      8,384,121     822,246     95,097      226,914   1,383,990        8,780,359

  Interfund
  transfers, net   2,039,763  (1,082,695)      (378,950)   (957,851)   312,790   (1,542,683)   (515,931)       1,171,671

Net increase
(decrease)         3,007,580    (581,231)     8,005,171    (135,605)   407,887   (1,315,769)    868,059        9,952,030

NET ASSETS
AVAILABLE FOR
PLAN BENEFITS,
  as of
  December 31,
  1996             1,636,489   6,887,991     30,658,756   8,463,386    257,215   16,885,875  22,695,955       28,263,210

NET ASSETS
AVAILABLE FOR
PLAN BENEFITS,
  as of
  December 31,
  1997            $4,644,069  $6,306,760    $38,663,927  $8,327,781   $665,102  $15,570,106 $23,564,014      $38,215,240


         The accompanying notes are an integral part of this statement.




                      CONSOLIDATED FREIGHTWAYS CORPORATION

                             STOCK AND SAVINGS PLAN


    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
                                   INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                    Participant Directed


                                                                                                  Non Participant
                                              Retirement
                   Retirement   Retirement    Strategy    Unrestriced  Unrestricted                  Directed
                    Strategy     Strategy      Trust -     CNF Common   CFC Common                  Restricted
                     Trust -      Trust -    Conservative    Stock        Stock       Participant   CFC Common
                    Balanced   Income Plus     Growth        Fund         Fund           Loans      Stock Fund       Total


ADDITIONS:
  Participant
   contributions  $  258,037    $ 41,989   $  188,719 $       -       $  529,068     $        -    $        -    $ 10,861,715
  Employer
   contributions           -           -            -         -              -                -     2,177,633       2,177,633
  Transfers in
   (out) from
   (to) other
   plans              70,181      26,422       21,642      16,843         28,995        (32,934)      (14,819)        259,479
  Dividend and
   interest
   income                  -           -            -     370,160          6,823        823,382             -       2,063,197
  Net
  appreciation
  in fair
  value of
  investments        413,821      45,654      196,671  15,874,221      1,659,396              -     1,382,183      38,328,648
     Total
      additions      742,039     114,065      407,032  16,261,224      2,224,282        790,448     3,544,997      53,690,672

DEDUCTIONS:
Distributions
to participants      200,997      10,731       44,217   1,692,336         68,742        854,557       218,678      11,534,835

Total deductions     200,997      10,731       44,217   1,692,336         68,742        854,557       218,678      11,534,835
Net increase
(decrease)
prior to
interfund
transfers, net       541,042     103,334      362,815  14,568,888      2,155,540        (64,109)    3,326,319      42,155,837

  Interfund
  transfers, net      99,750     200,348       60,683  (6,289,888)     5,816,818      1,127,196       (61,021)              -

Net increase
(decrease)           640,792     303,682      423,498   8,279,000      7,972,358      1,063,087     3,265,298      42,155,837

NET ASSETS
AVAILABLE FOR
PLAN BENEFITS,
  as of
  December 31,
  1996             2,079,955     100,685      920,866  25,386,352      1,091,946      8,735,025     2,814,102     156,877,808

NET ASSETS
AVAILABLE FOR
PLAN BENEFITS,
  as of
  December 31,
  1997            $2,720,747    $404,367   $1,344,364 $33,665,352     $9,064,304     $9,798,112    $6,079,400    $199,033,645


         The accompanying notes are an integral part of this statement.





                      CONSOLIDATED FREIGHTWAYS CORPORATION

                             STOCK AND SAVINGS PLAN


    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
                                   INFORMATION

             FOR THE PERIOD FROM INCEPTION THROUGH DECEMBER 31, 1996

                                                                             Participant Directed




                                                                                  .
                    Equity   International    Growth      New         Bond        U.S. Treasury   Science and      Equity
                     Index      Stock          Stock     Income       Index        Money Market    Technology     Income
                     Trust      Fund           Fund       Fund        Trust           Trust            Fund         Fund

ADDITIONS:
 Participant
  contributions  $   28,025   $   86,206    $   236,275  $   66,326  $  4,122      $   126,008      $   228,730   $  197,548
 Employer
  contributions           -            -              -           -         -                -                -            -
 Transfers in
  from other
  plans           1,628,634    6,636,255     30,322,511   8,488,283   258,873       17,259,403       23,109,772   28,020,893
 Dividend and
  interest
  income                  -            -              -           -         -           61,427                -            -
 Net
  appreciation
  (depreciation)
  in fair value
  of investments     (5,811)      65,436        139,512     (44,379)     (783)               -        (903,036)      133,375

Total additions   1,650,848    6,787,897     30,698,298   8,510,230   262,212       17,446,838      22,435,466    28,351,816


DEDUCTIONS:
 Distributions
  to
  participants       21,022       29,990        137,416      67,621     5,725          162,399          86,359       162,247
Total
  deductions         21,022       29,990        137,416      67,621     5,725          162,399          86,359       162,247

Net
increase prior
to interfund
transfers, net    1,629,826    6,757,907     30,560,882   8,442,609   256,487       17,284,439      22,349,107    28,189,569

Interfund
transfers, net        6,663      130,084         97,874      20,777       728         (398,564)        346,848        73,641

Net increase      1,636,489    6,887,991     30,658,756   8,463,386   257,215       16,885,875      22,695,955    28,263,210


NET ASSETS
AVAILABLE FOR
PLAN BENEFITS,
  as of
  December 2,
  1996                    -            -              -           -         -                -               -             -

NET ASSETS
AVAILABLE FOR
PLAN BENEFITS,
  as of
  December 31,
  1996           $1,636,489   $6,887,991    $30,658,756  $8,463,386  $257,215      $16,885,875      $22,695,955   $28,263,210

         The accompanying notes are an integral part of this statement.




                      CONSOLIDATED FREIGHTWAYS CORPORATION

                             STOCK AND SAVINGS PLAN


    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
                                   INFORMATION

             FOR THE PERIOD FROM INCEPTION THROUGH DECEMBER 31, 1996

                                    Participant Directed

                                                                                                 Non Participant
                                            Retirement
                  Retirement   Retirement    Strategy    Unrestriced  Unrestricted                  Directed
                    Strategy     Strategy      Trust -     CNF Common   CFC Common                  Restricted
                    Trust -      Trust -    Conservative    Stock        Stock       Participant    CFC Common
                  Balanced   Income Plus       Growth       Fund         Fund          Loans        Stock Fund        Total

ADDITIONS:
 Participant
  contributions   $   40,461   $  3,820      $ 21,398    $         -    $   22,786     $        -   $        -    $  1,061,705
 Employer
  contributions            -          -             -              -             -              -      510,740         510,740
 Transfers in
  from other
  plans            2,048,172     99,755       901,875     23,906,762       678,095      8,999,251    1,547,282     153,905,816
 Dividend and
  interest
  income                   -           -             -        63,946             -         59,018            -         184,391
 Net
  appreciation
  (depreciation)
  in fair value
  of investments      (2,398)      (201)          239      1,806,658       146,129             -       767,845       2,102,586

Total additions    2,086,235    103,374       923,512     25,777,366       847,010      9,058,269    2,825,867     157,765,238


DEDUCTIONS:
 Distributions
  to
  participants         7,483          -         4,445        132,846           201         57,911       11,765         887,430
Total
  deductions           7,483          -         4,445        132,846           201         57,911       11,765         887,430

Net
increase prior
to interfund
transfers, net     2,078,752    103,374       919,067     25,644,520       846,809      9,000,358    2,814,102     156,877,808

Interfund
transfers, net         1,203     (2,689)        1,799       (258,168)      245,137       (265,333)           -               -

Net increase       2,079,955    100,685       920,866     25,386,352     1,091,946      8,735,025    2,814,102     156,877,808


NET ASSETS
AVAILABLE FOR
PLAN BENEFITS,
  as of
  December 2,
  1996                     -          -             -              -             -              -            -               -

NET ASSETS
AVAILABLE FOR
PLAN BENEFITS,
  as of
  December 31,
  1996            $2,079,955   $100,685      $920,866    $25,386,352    $1,091,946     $8,735,025   $2,814,102    $156,877,808

         The accompanying notes are an integral part of this statement.





                 CONSOLIDATED FREIGHTWAYS CORPORATION

                        STOCK AND SAVINGS PLAN

              NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                   AS OF DECEMBER 31, 1997 AND 1996



1.  DESCRIPTION OF PLAN:

The following description of the Consolidated Freightways Corporation Stock and Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan
Description or Plan document for more complete information.

General

Consolidated Freightways Corporation (the Company) established the Consolidated Freightways Corporation Stock and Savings Plan, effective December 2, 1996, for the purpose of providing retirement benefits for the employees of the Company. The Plan was subsequently amended. Prior to December 2, 1996, the Company's employees participated in the Consolidated Freightways Inc. Thrift and Stock Plan sponsored by Consolidated Freightways Inc., the former parent. In connection with the Company's spin-off from Consolidated Freightways Inc. on December 2, 1996, the Company's employees' account balances and loans outstanding were transferred to the Plan. The Plan is a profit-sharing plan offering the employees the opportunity to save for their retirement and to increase their proprietary interest in the Company by accumulating Company stock.

The Plan is intended to qualify as a profit sharing plan under section 401(a) of the Internal Revenue Code (the Code), with a salary deferral feature qualified under Section 401(k) of the Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The related trust is intended to comply with
Section 501 of the Code.

Employees are eligible to participate in the Plan if the participant is not covered by a collective bargaining agreement, is not a leased employee, and is not a nonresident alien. Employees of subsidiaries with substantially all operations outside of the United States, unless the Employer makes contributions under the Federal Insurance Contributions Act on behalf of the employees and they do not accrue benefits under a Company funded pension plan other than the Consolidated Freightways Corporation Pension Plan, are not eligible.

Overall responsibility for administering the Plan rests with the Consolidated Freightways Corporation Administrative Committee (the Committee) which is appointed by the Chief Executive Officer of the Company. The Plan trustee, T. Rowe Price (the Trustee), is responsible for the management and control of the Plan's assets.

Contributions

Participants may contribute up to 15% of their compensation, as defined by the Plan and subject to certain limitations. The Company makes matching contributions equal to 50% of the participant's contribution, but not exceeding 1.5% of the participant's compensation, as defined. The Company's matching contributions occur quarterly beginning at the end of the quarter in which the participant completes two years of service with the Company. Company contributions are in the form of the Company's Common Stock or in cash and may be discontinued at any time.

Participant Accounts

The Plan allows participants to select the type of investment fund in which to invest their contributions. The Company's contribution cannot be directed by the participant and is deposited into the nonparticipant-directed Restricted CFC Common Stock Fund. The amount of the Company's matching contribution is based upon a percentage of participant contributions as described above. Allocations of net Plan earnings are based upon participant account balances in relation to the Plan's total fund balance. The benefit to which a participant is entitled is the balance of the participant's account.

Vesting

Participants' accounts are fully vested.

Participant Loans

The Plan has a loan provision allowing participants access to funds in their accounts. Participants can have up to three loans outstanding at one time. Loans can be no less than $1,000 and in aggregate cannot exceed the lesser of the participant's elective contributions and related earnings, 45% of the employee's account balance or $50,000, reduced by the highest aggregate loan balance within the preceding 12 months. Loan transactions are treated as a transfer to (from) the various investment funds from (to) the Loan Fund. Loans can be made for a term not to exceed 4-1/2 years and bear interest at a reasonable rate determined by the Committee. Loans outstanding at December 31, 1997 bear interest at rates ranging from 7% to 10%. Principal and interest payments are paid ratably through payroll deductions.

Terminations and Withdrawals

Participants and their beneficiaries can receive a total distribution from their accounts upon death or termination of employment. A participant can elect to have his/her account distributed in (a) a single lump sum, (b) a series of substantially equal annual installments or (c) a direct rollover into an eligible retirement plan. Participants over the age of 59 1/2 may withdraw all or part of their account balance in single sums before termination of employment. Participants over the age of 70 1/2 may withdraw all or part of their account balance in installments before termination of employment. Participants may withdraw certain accounts from prior plans under the former parent company, in single sums, up to two times a year before termination of employment. Distributions will be made in cash except that the participants' accounts invested in the Company's Common Stock can, at the direction of the participant, be paid in shares.

Plan Termination

Although the Company has no intention of terminating the Plan, it may do so at any time by resolution of the Board of Directors. In the event that the Plan is terminated, the accounts of all affected participants shall remain fully vested and nonforfeitable. Upon termination of the Plan, the net assets shall be transferred to a successor defined contribution plan or other qualified plan, or be distributed to each participant in the amount credited to his or her account.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting.

Financial Instruments

The investments in the accompanying financial statements are stated at quoted market prices which approximate fair value as of December 31, 1997 and 1996, except for participant loans outstanding which are valued at cost which approximates fair value.

Income Recognition

The difference in fair value from one period to the next is included in net realized and unrealized appreciation (depreciation) in fair value of investments in the accompanying statements of changes in net assets available for Plan benefits with fund information. The net realized and unrealized appreciation (depreciation) in fair value of investments also includes realized gains and losses on sales of investments during the year.

Interest income is recorded as earned on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of investments are recorded on a trade date basis.

Operating Expenses

The Company may elect to pay any and all administrative fees or expenses of the Plan. Otherwise, these expenses and fees shall be paid from Plan assets. During 1997 and 1996, all administrative expenses and fees of the Plan were paid by the Company.

Payment of Benefits

Benefits paid to participants are recorded upon distribution.

Estimates

Management makes estimates and assumptions when preparing the financial statements in conformity with generally accepted accounting principles. Those estimates and assumptions affect the amounts reported in the accompanying financial statements and notes thereto. Actual results could differ from those estimates.

3.  INVESTMENTS:

The Plan allows participants to select the type of investment fund in which to invest their contributions. A description of each investment option follows:

     Equity Index Trust - This fund invests primarily in common stocks that make up the S&P 500 Index.

     International Stock Fund - This fund invests primarily in the stocks of established growth companies outside of the United
     States such as Europe, the Far East, Australia, Canada and other areas.

     Growth Stock Fund - This fund invests primarily in common stocks of well-established growth companies whose earnings have grown faster than the rate of inflation and economy in general.

     New Income Fund - This fund invests primarily in corporate bonds, bank obligations, U.S. government and mortgage-backed securities.

     Bond Index Trust - This fund invests primarily in U.S. and foreign government securities and corporate bonds as well as other securities.

     U.S. Treasury Money Market Trust - This fund invests primarily in short-term U.S. Treasury obligations and repurchase agreements collateralized by U.S. Treasury obligations.

     Science and Technology Fund - This fund invests primarily in stocks of companies that are expected to benefit from the development, advancement, and use of science and technology.

     Equity Income Fund - This fund invests primarily in common stocks of established companies that pay above-average dividends and have prospects of future dividend increases.

     Retirement Strategy Trust - Balanced - This fund invests primarily in domestic and international stocks (60%) and fixed income securities (40%).

     Retirement Strategy Trust - Income Plus - This fund invests primarily in fixed income securities (60%) and common stocks
     (40%).

     Retirement Strategy Trust - Conservative Growth - This fund invests primarily in domestic and international stocks (80%) and fixed income securities (20%).

     Unrestricted CFC Common Stock Fund - This fund invests in the common stock of Consolidated Freightways Corporation.

The Plan also includes a nonparticipant-directed investment which is described as follows:

     Restricted CFC Common Stock Fund - This fund invests in the common stock of Consolidated Freightways Corporation. The participants are entitled to full voting rights and all dividends when paid on shares credited to his or her account.

The Plan also includes the participant-directed Unrestricted CNF Common Stock Fund. This fund is invested in the common stock of the former parent. Amounts in this fund are the result of transfers from the former parent's plan. Participants currently have the option to sell their shares and reinvest the proceeds in funds other than CNF common stock. Shares of CNF stock remaining unsold at December 31, 1999 will be sold by the Company and the proceeds will be reinvested in the Unrestricted CFC Common Stock Fund. Participants cannot purchase additional shares of CNF common stock.

4.  INCOME TAX STATUS:

The Internal Revenue Service has determined and informed the Company by a letter dated February 25, 1998 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

5.  RELATED PARTY TRANSACTIONS:

Certain Plan investments are shares in funds managed by T. Rowe Price.
T. Rowe Price is the trustee as defined by the Plan, and therefore, these investments and investment transactions qualify as party-in-interest transactions.

                                                            SCHEDULE I
                 CONSOLIDATED FREIGHTWAYS CORPORATION

                        STOCK AND SAVINGS PLAN


                            EIN 77-0425334

                             PLAN NO. 002

     ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                        AS OF DECEMBER 31, 1997
                               (Note 5)

  Identity of       Description of Investment
Issue, Borrower,  Including Maturity Date, Rate                   Current
   Lessor  or     of Interest,  Collateral, Par        Cost        Value
 Similar Party          or Maturity Value

                 Shares in registered investment
                  companies:
*T. Rowe Price       International Stock Fund
                     (468,664.560 shares)          $6,629,502     $6,289,478
*T. Rowe Price       Growth Stock Fund
                     (1,331,738.393 shares)        37,794,666     38,607,096
*T. Rowe Price       New Income Fund (916,662.600
                     shares)                        8,216,251      8,314,130
*T. Rowe Price       Science and Technology Fund
                     (862,618.914 shares)          27,892,326     23,514,992
*T. Rowe Price       Equity Income Fund
                     (1,463,789.204 shares)        34,832,804     38,160,985

                   COMMON AND COLLECTIVE TRUST
                   FUNDS:
*T. Rowe Price       Equity Index Trust
                     (186,847.141 shares)           3,937,949      4,630,072
*T. Rowe Price       Bond Index Trust (46,567.619
                     shares)                          632,700        663,123
*T. Rowe Price       U.S. Treasury Money Market
                     Trust (15,543,814.230         15,543,814     15,543,814
                     shares)
*T. Rowe Price       Retirement Strategy Trust-
                     Balanced (160,684.949          2,364,768      2,713,969
                     shares)
*T. Rowe Price       Retirement Strategy Trust-
                     Income Plus (25,920.566          371,784        402,806
                     shares)
*T. Rowe Price       Retirement Strategy Trust-
                     Conservative Growth
                     (76,246.383 shares)            1,167,473      1,339,649

                   PARTICIPANT LOANS:
*Plan Participants   Participant loans with
                     interest rates from 7.0% to
                     10.0% and maturing through     9,798,112      9,798,112
                     2002

                   CORPORATE EQUITY:
*Consolidated        Common stock (1,064,944.221   11,702,576     14,509,865
 Freightways          shares)
 Corporation

 CNF                  Common stock (868,783.266     18,201,823    33,665,352
 Transportation       shares)
 Inc.
                                                 $179,086,548   $198,153,443


       *Represents a party-in-interest as of December 31, 1997.

      Note:  Cost is calculated using the moving average method.

     The accompanying notes are an integral part of this schedule.






                                                                     SCHEDULE II

                      CONSOLIDATED FREIGHTWAYS CORPORATION

                             STOCK AND SAVINGS PLAN


                                 EIN 77-0425334

                                 PLAN NUMBER 002

ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31,
                                      1997
                                    (Note 5)


Category (iii) - Series of transactions of the same issue that exceed 5% of net
Plan assets at the beginning of the Plan year

                                                           Purchases                       Sales
  Identity      Description of Asset, Including
                         Maturity Date,
  of Party       Rate of Interest, Collateral,       Number of      Purchase     Number of      Selling      Cost of    Net Gain
   Involved                and Par or Maturity     Transactions      Price      Transactions     Price        Assets       or
                             Value                                                                                        (Loss)
*T. Rowe Price    Growth Stock Fund                       100      $12,127,822      149      $7,405,120   $7,207,424  $ 197,696

*T. Rowe Price    U.S. Treasury Money Market Trust        113       14,347,942      140      15,844,854   15,844,854          -

*T. Rowe Price    Science & Technology Fund               119       14,544,807      131      11,762,404   12,597,920   (835,516)

*T. Rowe Price    Equity Income Fund                      129       11,618,266      121       6,254,074    5,921,090    332,984

*T. Rowe Price    Unrestricted CNF Common Stock             5       1,720,361       203       7,800,812    5,602,584  2,198,228

*T. Rowe Price    Unrestricted CFC Common Stock           171      11,985,575        71       5,416,753    4,410,924  1,005,829


*Represents a party-in-interest transaction for the year ended December 31, 1997.


Note:  Cost is calculated using the moving average method.


          The accompanying notes are an integral part of this schedule.